UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended October 31, 2023

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10729

Rossland, British Columbia	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1938-C Columbia Avenue, Box 670, Rossland, British Columbia, Canada, V0G 1Y0 (Address of principal executive offices)	20009 (Zip Code)

(250) 362-7384

Registrant’s telephone number, including area code

Class D USD$ Series Limited Partnership Units

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Report.  Our fiscal year end is April 30th. Our financial statements are prepared in accordance with International Financial Reporting Standards, which may differ from US Generally Accepted Accounting Principles.

Overview

We earn our revenues in five principal categories. In order of their contribution, they are: lift tickets and season passes, food and beverage sales, retail sales and equipment rentals, property management and real estate sales. Our property management revenues are derived from property management services rendered to the owners of condominiums at the base of Red Mountain Resort.

Our single largest source of revenue is the sale of lift tickets (including season passes) which represented approximately 86.7% and 84.9% of total revenues for the six-month period ended October 31, 2023 (the “2023 Interim Period”) and the six-month period ended October 31, 2022 (the “2022 Interim Period”), respectively. Lift ticket revenue is driven by the volume of lift tickets and season passes sold and their pricing. Most season pass products are sold before the start of the ski season.

The cost structure of our operations has a significant fixed component with variable expenses including, but not limited to, retail and food and beverage cost of sales, labor and utilities. As such, profit margins are significantly impacted by the level of our revenues. As described below, during the 2023 Interim Period, we experienced an approximately 30% increase in operating revenue as compared to the 2022 Interim Period, while our operating expenses increased by only 1%.

Much of our revenue is generated during ski season, and is therefore, impacted by the number of visitors during the ski season. The number of visitors is primarily affected by the timing and duration of favorable weather conditions during ski season. Other factors that impact the timing and number of skier visits include, the weather conditions during of skier visits include adverse economic conditions, global outbreaks of infectious diseases such as COVID-19, the global geopolitical climate or weather conditions in the immediately preceding ski season. Red Mountain Resort has limited snowmaking capabilities and in the event that the natural snowfall is insufficient may be able to open a limited number of ski runs. Cold weather, however, is essential to a successful ski season. There is no way to predict weather conditions. Season passes are sold prior to the start of the ski season, in part, to mitigate negative effects that unfavorable weather may have on our revenues.

Recent Trends, Risks and Uncertainties

Together with the risk factors included in our Form 1-A, we have identified the following important factors (as well as risks and uncertainties associated with such factor) that could impact our future financial performance or condition:

•

The global outbreak of COVID-19, led to global travel restrictions and other adverse global economic impacts including reduced consumer confidence, an increase in unemployment rates and an overall decline in the global and local economies.  Although we are uncertain as to the ultimate severity and duration of the COVID-19 pandemic and the impact it may have on our business, we saw a significant negative change in performance as a result of the pandemic and expect our future performance will also be negatively impacted should there be a resurgence of the pandemic and/or a prolonged recession. We cannot predict the ultimate impact that the global economic uncertainty as a result of the COVID-19 pandemic on overall travel and leisure spending or more specifically, on our guest visitation, guest spending or other related trends will have on the 2023/2024 ski season.

•

The North American economy may be impacted by economic challenges in North America or declining or slowing growth in economies outside of North America, accompanied by devaluation of currencies, rising inflation, trade tariffs and lower commodity prices.

Results of Operations

Revenues

We earn our revenues in five principal categories, including, lift tickets and season passes, food and beverage sales, retail sales and equipment rentals, property management and real estate sales. Our overall revenue for the 2022 Interim Period was $2,790,160, compared to $3,637,888 for 2023 Interim Period, an increase of 30%. The increase in operating revenue during the 2023 Interim Period is primary attributable to an increase in lift ticket and season pass revenue from $2,418,994 during the 2022 Interim Period, to $3,088,199 for 2023 Interim Period. Other factors that contributed to the increase in overall revenue include:

•	An increase in property management revenue from $98,035 during the 2022 Interim Period, to $146,080 during the 2023 Interim Period; and
•	An increase in other revenue, comprised primarily of day care services and facilities rentals, from $156,598 during the 2022 Interim Period, to $320,409 for the 2023 Interim Period.

Cost of Goods Sold

Cost of goods sold for the 2022 Interim Period was $37,265, compared to $223,974 for the 2023 Interim Period. The increase in cost of goods sold during the 2023 Interim Period, is primarily attributable to expenses incurred in rerouting an existing community trail as required for the continued development of single-family lots.

Gross Profits

Gross profit was $2,752,895 for the 2022 Interim Period, compared to $3,413,914 for 2023 Interim Period.

Operating Expenses

Our operating expenses fall into seven principal categories, including, wages and benefits, repairs and maintenance, depreciation and amortization, sales and marketing, equipment rentals and leases, property taxes, and general and administrative expenses. Our overall operating expenses for the 2022 Interim Period were $3,896,937, compared to 3,933,838 for 2023 Interim Period, an increase of 1%. While our wage and benefit expenses increased from $1,079,419 during the 2022 Interim Period to $1,681,128 during the 2023 Interim Period, primarily as a result of staffing increases required by an increase in visitation, the decrease in operating expenses during the 2023 Interim Period is primary attributable to a decrease in general and administrative expenses from $1,926,994 during the 2022 Interim Period to $1,169,919 during the 2023 Interim Period. The significant reduction in general and administrative expenses is primarily the result of an increase in insurance premiums and professional fees incurred in connection with future real estate development plans.

Income (Loss) from Operations

Net loss from operations for the 2022 Interim Period, was $(1,144,042), compared to a net loss from operations of $(519,924), for 2023 Interim Period.

Interest Expenses

Interest expense, including foreign exchange adjustments, for the 2022 Interim Period, was $(191,014), compared to $(395,166) for 2023 Interim Period. The increase during the 2023 Interim Period is primarily attributable to our incurrence of additional debt.

Net Loss

Net loss for the 2022 Interim Period, was $(1,335,057), compared to a net loss of $(915,090), for 2023 Interim Period.

Liquidity and Capital Resources

Our current assets include cash and cash equivalents, restricted cash, accounts receivables, prepaid expenses and other current assets and inventory. Current assets as of October 31, 2023, were $990,751, compared to $970,147, as of April 30, 2023. We had no unrestricted cash or cash equivalents as of October 31, 2023, or April 30, 2023, as the result of the use of cash in operations and development.

Available cash is the highest in the fourth quarter primarily due to the seasonality of our resort business and the sale of season passes for the following ski season. We currently anticipate that cash flow from operations will continue to provide a significant source of our operating needs.   Subject to the repercussions of the COVID-19 pandemic and governmental restrictions, including, but not limited to, travel restrictions, we expect that our liquidity needs for the near term and the next fiscal year will be met by continued use of operating cash flows (primarily those generated in our third and fourth fiscal quarters).

Debt and Credit Facilities

As of April 30, 2023, we had $10,028,830 in outstanding long-term debt, compared to $11,284,717, as of October 31, 2023. The increase in long term debt is primarily attributable to funds borrowed for capital improvements.

The Bank of Montreal (the “BMO”) has provided an overdraft credit facility to Red Resort Limited Partnership (“RRLP”) in the principal amount of CDN$2,152,000, bearing interest at prime plus 1.5%, and secured by a vacant lot directly below the Morning Star development. When RRLP’s operating bank account balance reaches zero, the BMO Line of Credit Agreement allows RRLP to draw checks or make withdrawals of up to CDN$2,152,000. Interest is calculated and charged by BMO in any month when RRLP makes use of this line of credit (or overdraft). The interest charged to the operating account is dependent upon the amount the account has gone into overdraft and the length of time the account is in an overdraft position. Repayments of principal are made at the discretion of RRLP. The credit facility is to be used for general working capital. As of October 31, 2023, a balance of CDN$ 1,697,671in principal was outstanding under this credit facility, with no interest accrued.

RRLP is a party to two fixed rate term loan agreements with BMO that are guaranteed by Leroi Acquisition Corp., RMR Acquisition Corp and Red Property Management Ltd. The first loan is for CDN$4,200,000, has a 12-month term, and bears interest at 7.6%. It requires monthly payments of interest and principal payments of about CDN$29,000 in December, January, February, March, April and May of each year. The loan was used, in part, to pay down previously existing loans. The second loan is for CDN$1,600,000, has a 36-month term, and bears interest at 3.17%. It requires monthly payments of interest and principal payments of about CDN$30,000 in December, January, February, March, April and May of each year. As of October 31, 2023, the outstanding principal balance of the first loan was CDN$3,405,083, and the outstanding principal balance of the second loan was CDN$796,380.

As of October 31, 2023, an aggregate of CDN$9,461,754 in principal and interest was due and outstanding to Mr. Busby under various loans that were advanced between January 2020 and April 2022, which accrue interest at a rate of 6% per annum.

As of October 31, 2023, we had CDN$$18,131 outstanding under a loan to RMR from Community Futures Development Corporation of Greater Trail bearing interest at the prime rate plus 4%, and maturing in June of 2025.

As of October 31, 2023, we had CDN$300,000 in outstanding due to Busby Trust accruing no interest. This loan will fund initial development of the mid-mountain lands at the Resort and will convert to equity in the future.

Item 2.  Other Information

In September 2023, Kevin Mangall retired from his position as Chief Financial Officer and Director. Dyne Parker was subsequently appointed to serve as our Chief Financial Officer.

Item 3.  Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended April 30, 2020. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended October 31, 2023, are not necessarily indicative of the results that can be expected for the year ending April 30, 2024.

Item 4. Exhibits

EXHIBITS

2.1	Certificate of Limited Partnership (1)

2.2	Amended and Restated Limited Partnership Agreement (2)

2.3	Red Mountain Ventures GP Ltd. Shareholder Agreement (3)

6.1	Community Futures Development Corporation of Greater Trail Loan Documents (4)

6.2	Bank of Montreal Line of Credit Documents (5)

6.3	Operating Agreement with Province of British Columbia (6)

6.4	Loan Agreement with Bank of Montreal (7)

(1)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Offering Statement on Form 1-A filed August 21, 2017 (Commission File No. 024-10729) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1712949/000114420417044245/v473038_ex2-1.htm.
(2)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Offering Statement on Form 1-A filed August 21, 2017 (Commission File No. 024-10729) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1712949/000114420417044245/v473038_ex2-2.htm.
(3)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Offering Statement on Form 1-A filed August 21, 2017 (Commission File No. 024-10729) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1712949/000114420417044245/v473038_ex2-3.htm.
(4)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Offering Statement on Form 1-A filed August 21, 2017 (Commission File No. 024-10729) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1712949/000114420417044245/v473038_ex6-2.htm.

(5)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Offering Statement on Form 1-A filed August 21, 2017 (Commission File No. 024-10729) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1712949/000114420417044245/v473038_ex6-4.htm.
(6)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Offering Statement on Form 1-A filed August 21, 2017 (Commission File No. 024-10729) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1712949/000114420417044245/v473038_ex6-5.htm.
(7)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Offering Statement on Form 1-A filed August 21, 2017 (Commission File No. 024-10729) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1712949/000114420417044245/v473038_ex6-4.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rossland, British Columbia, on July 11, 2024.

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

BY: RED MOUNTAIN VENTURES G.P. LTD.

ITS: GENERAL PARTNER

By:	/s/ Howard Katkov
Howard Katkov, Chief Executive Officer, President and Director

Date: July 11, 2024

By:	/s/ Jeff Busby
Director

Date: July 11, 2024

By	/s/ Donald J. Thompson
Donald J. Thompson Vice President Resort Planning and Development and Director

Date: July 11, 2024

By	/s/ Dyne Parker
Dyne Parker, Principal Financial Officer and Principal Accounting Officer

Date: July 11, 2024

Red Mountain Ventures Limited Partnership

Interim Financial Statements

October 31, 2023

To the Board of Directors of the General Partner and Unit Holders of Red Mountain Ventures Limited Partnership

Management is responsible for the accompanying financial statements of Red Mountain Ventures Limited Partnership (RMVLP) which comprise the balance sheet as of October 31, 2023 and the related statements of income and retained earnings and cash flows for the six months then ended, and the related notes to the financial statements in accordance with accounting principles in accordance with International Financial Reporting Standards. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

/s/ Venning

Agawam, Massachusetts

February 13, 2024

  RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

  CONSOLIDATED BALANCE SHEETS

   (US $)

 ASSETS

	October 31, 2023	April 30, 2023
Current assets
Cash and cash equivalents (Note 4)	$-	$-
Restricted cash	19,767	20,100
Accounts receivable (Note 5)	432,492	372,785
Prepaid expenses and other current assets (Note 7)	51,812	111,115
Inventory (Note 6)	486,680	466,148
Total current assets	990,751	970,147

Property, plant and equipment, net (Note 8)	12,861,653	12,986,761
Property under development (Note 9)	8,480,735	8,619,354
Equity method investment (Note 2)	401,858	356,766
Goodwill	50,822	51,679

Total assets	$22,785,819	$22,984,708

LIABILITIES AND PARTNERSHIP INTEREST

Current liabilities
Accounts payable and accrued expenses (Note 10)	$1,933,271	$569,607
Deferred revenue (Note 11)	121,200	1,722,554
Current portion of long-term debt (Note 12)	362,077	368,185
Total current liabilities	2,416,548	2,660,346

Long-term liabilities
Other long-term debt (Note 12)	11,284,717	10,028,830
Finance leases (Note 13)	57,551	58,522
Total long-term liabilities	11,342,268	10,087,352

Total liabilities	13,758,816	12,747,697

Commitments and contingencies

Partnership interest (Note 17)
Initial partnership interest	2,657	2,657
Class A units contribution	1,109	1,109
Class B units contribution	13,083,607	13,083,607
Class C units contribution	20,746,938	20,746,938
Class D units contribution	1,916,948	1,916,948
Partner distributions	(1,416,241)	(1,416,241)
Other comprehensive income	2,803,458	3,098,376
Accumulated deficit	(31,270,833)	(30,400,310)
Total partnership interest attributable to partnership	5,867,644	7,033,085
Non-controlling interest	3,159,359	3,203,926
Total partnership interest	9,027,003	10,237,010

Total liabilities and partnership interest	$22,785,819	$22,984,708

  RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

  CONSOLIDATED STATEMENTS OF OPERATIONS

  AND OTHER COMPREHENSIVE INCOME

  (US $)

	Six Months Ended Ended	Six Months Ended Ended
	October 31, 2023	October 31, 2022
Operating revenue (Note 2)
Lift revenue	$3,088,199	$2,418,994
Retail and rental	13,678	2,493
Property management	146,080	98,035
Food and beverage	69,522	114,040
Other revenue	320,409	156,598
Total operating revenue	3,637,888	2,790,160

Cost of good sold	223,974	37,265

Gross profit	3,413,914	2,752,895

Operating expenses
Wages and benefits	1,681,128	1,079,419
Repairs and maintenance	490,871	409,930
Depreciation and amortization	147,927	153,609
Selling and marketing	208,345	141,485
Equipment rental and leases	82,567	64,659
Property taxes	153,082	120,841
General and administration	1,169,919	1,926,994
Total operating expenses	3,933,838	3,896,937

Loss from operations	(519,924)	(1,144,042)

Other income (expense)
Interest expense including foreign exchange adjustments	(395,166)	(191,014)
Total other income (expense)	(395,166)	(191,014)

Net loss	(915,090)	(1,335,057)

Net loss attributable to non-controlling interest	(44,567)	-

Net loss attributable to partnership	$(870,523)	$(1,335,057)

Comprehensive income (loss)
Net loss	(915,090)	(1,335,057)
Foreign currency translation adjustment	(294,918)	150,190
Comprehensive income (loss)	(1,210,008)	(1,184,867)

Comprehensive loss attributable to non-controlling interest	(44,567)	-

Comprehensive income (loss) attributable to partnership	$(1,165,441)	$(1,184,867)

RED MOUNTAIN VENTURES LIMTED PARTNERSHIP

STATEMENTS OF CHANGES IN LIMITED PARTNERSHIP INTEREST

(US $)

	Initial		Partner	Other
	Partnership	Non-controlling	Contributions	Comprehensive	Accumulated
	Interest	Interest	(Distributions)	Income	Deficit	Total
Balance April 30, 2022	$2,657	$4,759,153	$34,332,361	$3,476,863	$(29,740,189)	$12,830,800

Partnership Transfer	-	(1,464,934)				(1,464,934)

Foreign currency translation loss	-	-	-	(378,487)	-	(378,487)

Net gain/(loss)	-	(90,293)	-	-	(660,075)	(750,369)

Balance April 30, 2023	$2,657	$3,203,926	$34,332,361	$3,098,376	$(30,400,310)	$10,237,010

Partnership Transfer	-	-	-	-	-	-

Foreign currency translation loss	-	-	-	(294,918)	-	(294,918)

Net gain/(loss)	-	(44,567)	-	-	(870,523)	(915,090)

Balance October 31, 2023	$2,657	$3,159,359	$34,332,361	$2,803,458	$(31,270,833)	$9,027,003

RED MOUNTAN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$)

	Six Months Ended Ended	Six Months Ended Ended
	October 31, 2023	October 31, 2022
Cash flows used in operating activities:
Net loss	$(870,523)	$(1,335,057)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	147,927	153,609
Interest expense	395,166	191,014
Changes in operating assets and liabilities:
Accounts receivable	(65,891)	352,785
Inventory	(28,265)	(30,378)
Prepaid expenses and other current assets	57,459	283
Accounts payable and accrued expenses	1,373,113	(419,608)
Deferred revenue	(1,572,778)	(1,567,781)
Cash generated from operations	(563,792)	(2,655,133)
Interest paid	(395,166)	(191,014)
Net cash used in operating activities	(958,958)	(2,846,147)

Cash flows used in investing activities:

Proceeds from sale of real estate	-	-
Purchase of fixed assets	(233,784)	(3,848,628)
Net cash used in investing activities	(233,784)	(3,848,628)

Cash flows from financing activities:
Change in restricted cash	-	35,399
Proceeds from long-term borrowings	1,771,848	3,401,524
Payments on long-term borrowings	(352,023)	(77,429)
Contributions from unit holders	-	3,115,879
Net cash provided by (used in) financing activities	1,419,825	6,475,373

Net change in cash	227,083	(219,402)

Cash balance as of May 1	-	-

Foreign exchange translation	(227,083)	800,621

Cash balance as of October 31	$-	$581,219

Supplemental disclosure of non-cash financing activities:
Foreign currency translation adjustments	$(227,083)	$800,621

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2023

(US$)

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

Red Mountain Ventures Limited Partnership (“RMVLP”) was formed as a British Columbia limited partnership on May 14, 2004 in connection with the acquisition of the Red Mountain Resort in Rossland, British Columbia. RMVLP is managed by its sole general partner, Red Mountain Ventures G.P. Ltd. RMVLP owns direct and indirect interests in the legal entities that carry on the business of Red Mountain Resort and hold its real estate interests. In particular, RMR Acquisition Corp (“RMRAC”) (100% owned by RMVLP) is the registered owner of the majority of the real estate comprising the Red Mountain Resort. Red Resort Limited Partnership (100% owned by RMR Acquisition Corp) operates Red Mountain Resort. In addition, That Seventies Project Limited Partnership (50% owned by RMR Acquisition Corp) owns a parcel of land at the base of Red Mountain currently under development. A number of other entities used for various purposes are also beneficially owned wholly or partially by RMVLP including Red Property Management Ltd., which manages vacation rentals of privately owned condominiums at the base of Red Mountain Resort and Leroi Acquisition Corp, which owns and operates a retail store selling winter clothing and accessories and a ski and snowboard rental and service shop.

RMR Acquisition Corp. (“RMRAC”)

RMRAC, a wholly owned subsidiary of the Partnership, owns the real property comprising Red Mountain Resort. RMRAC, directly or indirectly, through a number of subsidiaries and affiliates, has an ownership interest in certain real estate surrounding Red Mountain Resort.

Red Resort Limited Partnership

Red Resort Limited Partnership is a wholly owned subsidiary of RMRAC and operates Red Mountain Resort. Red Resort Limited Partnership owns the assets related to the mountain operations of Red Mountain Resort including buildings, lifts and associated equipment.

Leroi Acquisition Corp.

Leroi Acquisition Corp. is a wholly owned subsidiary of the Partnership which owns and operates a retail store selling winter clothing and accessories and a ski and snowboard rental and service shop at Red Mountain Resort.

Red Property Management Ltd.

Red Property Management Ltd. is a wholly owned subsidiary of RMRAC and provides reservations and property management services for approximately 60 privately owned condominium rental units at the base of Red Mountain.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2023

(US$)

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (Cont.)

That Seventies Project Limited Partnership

This partnership beneficially owns a subdivided real property for sale near the base of Red Mountain Resort through its wholly-owned subsidiary That Seventies Project Development Ltd. RMRAC owns a 50% interest in That Seventies Project Limited Partnership and third-party investors own the remaining 50% interest. Other Non-Material Subsidiaries and Affiliates:

Hannah Creek Limited Partnership

Hannah Creek Limited Partnership owns certain real property in Rossland, British Columbia, on which it is developing the Crescent, a 102-unit condominium located at the base of Red Mountain Resort, which is scheduled to open November 2024. RMR owns a 50% interest in this partnership and third-party investors own the remaining 50% interest.

Slalom Creek Limited Partnership

This partnership developed certain property located in the central base area of Red Mountain Resort into condominium units which have since been sold. RMRAC owns approximately a 46.5% interest in the partnership and third-party investors own the remaining 53.5% interest. This partnership is inactive and is expected to be dissolved at some point in the future.

Red Development Co. Ltd.

Red Development Co. Ltd., a wholly-owned subsidiary of RMRAC, acts as general partner to Hannah Creek Limited Partnership and Slalom Creek Limited Partnership.

Red Mountain Hostel (CBT) Holdings Ltd.

RMR Acquisition Corp entered a joint venture agreement with the Columbia Basin Trust to construct and own a hostel in the base area of Red Mountain Resort. RMR Acquisition provided the site for the hostel and the Columbia Basin Trust provided the funding for construction. RMR Acquisition Corp owns 17.6% of Red Mountain Hostel (CBT) Holdings Ltd. 1159973 BC Ltd. was created to operate the Nowhere Special Hostel. This numbered company is 100% owned by RMR Acquisition Corp.

Revenues are highly seasonal. The ski season generally runs from mid-December to early April. Red Property Management Ltd. operates year-round but sees limited business between May and November. Leroi Acquisition Corp operates only during the ski season. Between May and November Red Resort Limited Partnership performs maintenance, completes capital projects and develops sales and marketing plans for the coming ski season.

RMVLP has a year-end of December 31st. The operating companies have a fiscal year end of April 30th and the financial statements are consolidated and reported as of April 30th.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2023

(US$)

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (Cont.)

Red Mountain Hostel (CBT) Holdings Ltd. (Cont.)

The Partnership’s securities are not traded on any stock exchange in Canada and thus, Red Mountain Ventures is not subject to regulation by any Canadian stock exchange. The Partnership’s securities are also not registered under the United States Securities Act of 1933 nor are they traded on any securities or stock exchange in the United States. As a result, the Partnership is not presently subject to the reporting, certification or other requirements imposed on U.S. registered issuers under, among other things, U.S. Sarbanes-Oxley Act of 2002 ("SOX"). As a non-reporting issuer designation under the Canadian securities laws, the Partnership is subject to limited reporting requirements – specifically related to the issuance of securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the presentation of the accompanying consolidated financial statements follows:

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The financial statements have been prepared in United States Dollars, under the historical cost convention. The accounts have been rounded to the nearest dollar.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of October 31, 2023 and its results of operations for the six months ended October 31, 2023 and 2022, and cash flows for the six months ended October 31, 2023 and 2022.

The accompanying consolidated financial statements include the accounts of the Partnership and its aforementioned subsidiaries and entities under common ownership. All significant intercompany accounts and transactions have been eliminated in consolidation. The ownership interest in subsidiaries that are held by owners other than the Partnership are recorded as non-controlling interest and reported in management’s consolidated balance sheets within partnership interest. Losses attributed to the non-controlling interest and to the Partnership are reported separately in management’s consolidated statements of operations and other comprehensive income.

The accompanying consolidated financial statements have been prepared on a going concern basis which implies the Partnership will continue to meet its obligations for the next twelve months as of the date these financial statements are issued.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2023

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Basis of preparation (Cont.)

While management’s projected cash flows are forecasted to be sufficient to meet the Partnership’s obligations over the next twelve months, management believes it is prudent to continue its capital raising efforts in case its forecast is not achieved. Management’s plan to continue as a going concern includes raising capital in the form of debt or equity, increased gross profit from organic revenue growth and managing and reducing operating and overhead costs.

However, management cannot provide any assurances that the Partnership will be successful in accomplishing any of its plans. Management also cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Partnership to raise additional capital on an immediate basis.

However, based upon an evaluation of the Partnership’s continued growth trajectory, past success in raising capital and meetings its obligations as well as its plans for raising capital discussed above, management believes that the Partnership is a going concern.

Cash and cash equivalents

Cash and cash equivalents in the balance sheets is comprised of cash at bank and on hand. Cash and cash equivalents include cash at hand and short-term bank deposits with original maturities of three months or less, that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

Restricted cash

Restricted cash is comprised of term deposit funds which secure letters of credit. The deposits mature and are rolled over annually. The Company has agreements in place with the Bank of Montreal that require the deposits related to certain credit facilities.

Accounts receivable

Accounts receivables are generally unsecured. The Partnership establishes an allowance for doubtful accounts receivable based on the age of outstanding invoices and management’s evaluation of collectability. Accounts are written off after all reasonable collection efforts have been exhausted and management concludes that likelihood of collection is remote. Any future recoveries are applied against the allowance for doubtful accounts. As of October 31, 2023 and April 30, 2023, allowance for doubtful accounts was $0 and $0, respectively.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2023

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Inventory

Inventory consists primarily of purchased retail goods, food and beverage items, and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. As of October 31, 2023, none of the inventory was pledged as security for any liabilities.

Capital Management

The Company monitors adjusted capital which comprises all components of equity. The Company’s objectives when maintaining capital are to safeguard the entity’s ability to continue as a going concern and to provide an adequate level of return to partners and investors.

Financial Instruments- Risk Management

The Company is exposed to the following financial risks through its operations:

- Risks related to the general economic trend

- Credit Risks

- Liquidity risks

- Interest Rate risk

- Foreign Exchange risk

- Risk related to the environment

- Financial instrument risks from cash and cash equivalents, trade receivables/payables, and notes payable

Company management has responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of management is set policies the seek to reduce risk as much as possible without unduly affecting the Company’s operational goals.

The granting of credit to end customers is subject to specific preliminary and on-going assessments. Positions amongst trade receivables for which objective non-recoverability is ascertained are subject to write down.

The Company’s transactions are denominated in Canadian dollars. Therefore, the fair value of the financial instruments may decrease if the Canadian dollar to US dollar exchange rate decreases, while the financial instruments would decrease accordingly. Management believes the foreign exchange risk for the Company is relatively low.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2023

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Foreign currencies

The functional currency of the Partnership is Canadian Dollar (CAD). The reporting currency of the financial statements is United States Dollars (USD). The company has decided to present the financial statements in US Dollar for purposes of clarity as a majority of the company’s investors are from US and international markets. The financial statements of the Company were translated pursuant to the provisions of IAS 21. Income and expenses and cash flows for each statement of profit and loss shall be translated at an appropriately weighted rate for the year. All assets and liabilities are translated at the rate of exchange ruling at the balance sheet date. Equity accounts are translated using historical exchange rates. All differences are taken to the other comprehensive income or loss.

The exchange rates used to translate amounts in CAD into USD for the purposes of preparing the consolidated financial statements were as follows:

	October 31, 2023	April 30, 2023
Balance Sheets:
Period-end CAD: USD exchange rate	$0.720316	$0.732467

	October 31, 2023	October 31, 2022
Statements of Operations/Cash Flows:
Average Yearly CAD: USD exchange rate	$0.742784	$0.764633

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Partnership makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the year of the change, if the change affects that year only, or in the year of the change and future years, if the change affects both. Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2023

(US$)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.)

Taxation

The Limited Partnership accounts for income taxes in accordance with International Accounting Standard 12, Income Taxes (“IAS 12”).

•	Partnership

Partnership income, losses, assets, and liabilities are all attributable to the partners. As per the Canada Income Tax Act, partnerships do not file separate tax returns. The partnerships file annual “information returns” setting out their income and details of the partners who are entitled to that income. It is the partners who are required to pay income tax. The limited partnership is simply a flow-through entity. The net income of the partners (for income tax purposes) of a limited partnership is based on the net income of the limited partnership.

The net income of the limited partnership, the Act states that it is treated as if it were a separate legal person: s. 96(1)(a). Include income and deduct allowable expenses and other credits. The limited partnership’s income will be attributed to the partners (as per the limited partnership agreement). Each partner must report their income or losses from the partnership and pay taxes accordingly: s. 96(1)(f).

•	Corporations

The Partnership owns a number of entities that are classified as a corporation for tax purposes:

For such corporations: Income tax expense is comprised of current and deferred income taxes. Current and deferred income taxes are recognized in profit and loss, except for income taxes relating to items recognized directly in equity or other comprehensive income.

Current income tax, if any, is the expected amount payable or receivable on the taxable income or loss for the period, calculated in accordance with applicable taxation laws and regulations, using income tax rates enacted or substantively enacted at the end of the reporting period and any adjustments to amounts payable or receivable relating to prior years.

Deferred income taxes are provided using the liability method based on temporary differences arising between the income tax base of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using income tax rates and income tax laws and regulations that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2023

(US$)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.)

Taxation (Cont.)

Deferred income taxes are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. To the extent that the Partnership does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Partnership intends to settle its current tax assets and liabilities on a net basis. The Partnership did not record any corporation related Current or Deferred income tax, since by tax law it does not flow through to the Partnership level.

Fair Value of Financial Instruments

The Partnership measures its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Additionally, the Partnership is required to provide disclosure and categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while Level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

•	Level 1 – Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Valuations are based on quoted prices for similar assets or liabilities in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly.

•	Level 3 – Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate of what market participants would use in valuing the asset or liability at the measurement date.

The recorded amounts for cash and cash equivalents, receivables, other current assets, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2023

(US$)

NOTE 4 – CASH AND CASH EQUIVALENTS

As of October 31, 2023 and April 30, 2023, the Partnership had a cash overdraft balance of $1,196,445 and $71,562, respectively. These credit balances have been reclassified to accounts payable as it represents a liability for the partnership. The overdraft balance in the cash account is a result of the timing of cash flows at year end and management does not believe it will have any negative affect on business or the partnership’s ability to meet its current obligations. See Note 10 for further detail.

NOTE 5 – ACCOUNTS RECEIVABLE

Accounts receivable, net of allowances for sales returns and doubtful accounts, consisted of the following:

	October 31, 2023	April 30, 2023
Trade Accounts receivables	$105,262	$32,515
Other receivables	327,230	340,270
Less allowances	-	-
Total accounts receivable, net	$432,492	$372,785

NOTE 6 – INVENTORY

Inventory consists primarily of purchased retail goods, food and beverage items and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The carrying value of inventory consisted of the following:

	October 31, 2023	April 30, 2023
Retail goods	$229,869	$217,572
Food and beverage items	46,073	38,589
Rental equipment	210,738	209,987
Total Inventory	$486,680	$466,148

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At October 31, 2023 and April 30, 2023 prepaid expenses consisted of the following:

	October 31, 2023	April 30, 2023
Prepaid expenses	$36,577	$95,623
Deposits	15,235	15,492
Total	$51,812	$111,115

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2023

(US$)

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment’s cost and accumulated depreciation consist of the following:

			Ski runs	Fixtures and
Cost	Land	Building	and lifts	equipment	Total	Depreciation	NBV
At April 30, 2022	$400,943	$8,488,330	$10,954,336	$2,724,829	$22,568,438	$(9,406,361)	$13,162,077
Additions		731,757	132,618	498,757	1,363,131	(758,273)	604,858
FX translation	(23,766)	(503,138)	(649,310)	(161,512)	(1,337,726)	557,554	(780,172)
At April 30, 2023	$377,177	$8,716,949	$10,437,644	$3,062,074	$22,593,843	$(9,607,080)	$12,986,761
Additions		64,184	100,878	68,722	233,784	(143,452)	90,332
FX translation	(6,258)	(144,600)	(173,152)	(50,798)	(374,807)	159,373	(215,441)
At October 31, 2023	$370,920	$8,636,532	$10,365,370	$3,079,998	$22,452,820	$(9,591,159)	$12,861,653

NOTE 9 – PROPERTY UNDER DEVELOPMENT

Property under development includes costs directly related to construction and carrying charges during construction such as interest and property taxes. Development costs are applied against sale proceeds on a square footage basis. The Partnership was created in 2004 to own companies that acquired the resort’s assets. The transactions resulted in goodwill of approximately $3.4 million. Substantially all of the goodwill was attributed to the value of the real estate associated with the acquisition. As such, goodwill has been allocated to land development costs since inception and has been amortized on a pro rata basis as cost of sales related to sales of real estate. The balance of property under development was approximately $8.5 and $8.8 million as of October 31, 2023 and April 30, 2023, respectively. The balance of goodwill attributed to land and development costs was approximately $3.1 million as of October 31, 2023 and April 30, 2023, respectively.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of October 31, 2023 and April 30, 2023, accounts payable and accrued expenses consisted of the following:

	October 31, 2023	April 30, 2023
Trade payables	$182,711	$120,970
Accrued payroll	372,161	26,149
Accrued tax	1,178	134,074
Cash overdraft	1,196,445	71,562
Other	180,776	216,852
Total	$1,933,271	$569,607

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2023

(US$)

NOTE 11 – DEFERRED REVENUE

	October 31, 2023	April 30, 2023
Balance at the beginning of the year	$1,722,554	$1,810,022
Received during the year	250,518	4,180,145
Amortized during the year	(1,621,836)	(4,159,785)
Foreign currency translation	(230,036)	(107,828)
Balance at the end of the year	$121,200	$1,722,554

NOTE 12 – DEBT

The Partnership debt at October 31, 2023 and April 30, 2023 are as follows:

	October 31, 2023	April 30, 2023
Other long-term debt (a)	$11,646,794	$10,397,015
Total	11,646,794	10,397,015
Less: Current portion	362,077	368,185
Long-term portion	$11,284,717	$10,028,830

(a)	Other long-term debt includes the following. The balance includes the outstanding principal and accrued interest.

Interest expense for the debts were approximately $395,000 and $185,500, for the six-month period ended October 31, 2023 and October 31, 2022, respectively.

	October 31	April 30
	2023	2023
Community Future Development Corp, $51,246 (CAD $70,000), June 29, 2025, 6.7%	$13,131	$15,436
BMO Loan Facility #1, $3,270,065 (CAD $4,200,000) March 31, 2024 7.6%	2,472,568	2,514,277
BMO Loan #2, $1,245,739 (CAD $1,600,000) March 31, 2024 3.17%	573,645	624,988
BMO Loan #3, $1,510,736 (CAD $2,100,000) Demand P&1.75%	1,214,974	1,275,361
J Busby Bridge Loan $3,512,937 (CAD $4,511,754) 6%	6,535,122	5,180,428
Busby Loan $233,586 (CAD $300,000)	216,095	219,740
J Busby Bridge Loan 3 – $111,571 (CAD $81,722) 6%	80,366	81,722
CBT Construction Loan	156,808	-
J Busby Bridge Loan 2 $203,339 (CAD $277,608) 6%	199,965	203,339
Total loans	11,462,674	10,115,291
Add: accrued interest	184,121	281,724
Less: current portion	(362,077)	(368,185)
Long-term portion	$11,284,717	$10,028,830

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2023

(US$)

NOTE 13 – RELATED PARTY TRANSACTIONS

There are no material related party transactions for the six-month period ended October 31, 2023 that the company believes would have an impact on the Partnership’s financial condition, financial statements or require disclosure in the related notes to the financial statements.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Litigation

Management of the Partnership is currently not aware of any legal proceedings that management believes will have, individually or in the aggregate, a material adverse effect on the Partnership’s business, financial condition or operating results.

NOTE 15 – PARTNERSHIP CAPITAL

The issued capital of the Partnership as of October 31, 2023 was 1,423,608 class A units, 1,693,250 class B units, 2,674,359 Class C units, 3,073,080 Class C2 units and 216,297 Class D units. On June 29, 2017, the Partnership Agreement governing the Partnership was amended to create Class C, Class C2 and Class D units. Class C units were issued on June 30, 2017 as part of the debt conversion transaction and Class C2 units were also issued.

The class A unit holders do not receive any preferential distribution or profit and loss allocations.

Subject to prior right to return of capital and preferential distribution of the Class D, C and C2 units, the Class B unit holders will receive distributions on a pro rata basis until each has received an amount equal to 100% of its capital contribution. Class B units holders are also entitled to the first right of refusal for any new issuances of class B units.